

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Arnaud Massenet
Chief Executive Officer
Aurora Acquisition Corp.
20 North Audley Street
London W1K 6LX, United Kingdom

   Re: Aurora Acquisition Corp.
    Amendment No. 2 to
    Registration Statement on Form S-4
    Filed October 29, 2021
    File No. 333-258423

Dear Mr. Massenet:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2021 letter.

Amended Form S-4 filed October 29, 2021

Questions and Answers for Shareholders of Aurora, page 10

1. Provide a separate Question and Answer addressing the fact that Better's financial projections that Aurora considered when evaluating and recommending the business combination will not be realized. Include a cross reference to the risk factor "Since the date of preparation, the assumptions underlying the Better projected financial information considered by Aurora have changed considerably."

Risk Factors

If we do not obtain and maintain the appropriate state licenses, page 123

2.   We note your response to our prior comment 3. Please disclose the specific violations of state disclosure, advertising, and licensable activity rules, and certain federal disclosure rules that the charges against you allege. Disclose whether these matters could impact any approval you need from regulators in the State of Washington for the Business Combination and the Transactions, as discussed in the risk factor on page 121, and update that discussion accordingly. In addition, provide disclosure in Better's Legal Proceedings on page 315, including a description of the factual basis alleged to underlie the proceedings and the relief sought.

    You may contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance